January 31, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn: Dale Welcome, Staff Accountant
Jean Yu, Staff Accountant

Re: Hillman Solutions Corp.
Form 10-K for the Fiscal Year Ended December 30, 2023
Filed February 22, 2024
Form 8-K Filed November 5, 2024
File No. 001-39609

Ladies and Gentlemen:

Hillman Solutions Corp. (the “Company”) hereby acknowledges receipt of the comment letter, dated January 27, 2025, from the staff of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Year Ended December 30, 2023 (the “Form 10-K”) and Form 8-K Filed November 5, 2024 (the “Form 8-K”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Response letter dated January 3, 2025

Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

1. We note your response to prior comment 3. Although the magnitude of your accounts receivable reserves may vary from period-to-period, it does not appear to us that this would change the underlying nature of the related expense. In this regard, please remove this adjustment from future filings as it appears to represent a normal, recurring expense to operate your business. Refer to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the adjustment of $7.8 million for the customer bankruptcy reserve (the “True Value adjustment”) is related to an outside-the-ordinary-course matter, rather than representing normal, recurring cash operating expenses necessary to operate the Company’s business. In addition to the considerations described in the Company’s previous response letter, dated January 3, 2025, the Company believes that the customer bankruptcy is an extraordinary and infrequent event that resulted in an abnormal and unprecedented adjustment to the Company’s accounts receivable reserves, rather than representing a normal, recurring adjustment. The magnitude of the True Value adjustment was significant because it represented accounts receivable balances for over 1,400 independently owned hardware store customers that made purchases directly from the Company and invoiced through a billing arrangement with True Value. Under this arrangement, the Company would invoice and receive payment from True Value for the product shipped directly to the customer, and True Value would be responsible for invoicing and collecting from the customer. Due to the nature of the billing arrangement, the Company had no claim to any of the related receivables from True Value during the bankruptcy proceeding. The Company’s hardware store customers were not part of the bankruptcy and continue to purchase from the Company and are either invoiced directly or through another arrangement. Although the Company regularly reviews its accounts receivable reserves and records recurring adjustments to the reserves on a regular basis, it does not typically experience customer bankruptcies leading to charges of this magnitude and does not expect to have similar size adjustments.

The Company additionally believes the True Value adjustment is helpful to investors because it improves the comparability of the Company’s operating performance across periods. The True Value adjustment was initially reflected in the thirteen- and thirty-nine-week periods ended September 28, 2024, along with the impact on the Company’s fourth quarter for the period from the quarter end to the date of the bankruptcy. Any changes to the True Value adjustment will only occur in future periods to the extent necessary to revise prior adjustments. The Company’s operating results for future periods could appear misleading when compared to the periods impacted by the True Value adjustment as a result of the unusual, out-of-the-ordinary impact of the customer bankruptcy. The third quarter charge for the True Value adjustment was approximately 11% of the Company’s Adjusted EBITDA and was approximately 15% of the Adjusted EBITDA for our Hardware and Protective Solutions operating segment. Accordingly, the True Value adjustment is intended to improve comparability for investors across the relevant periods. The Company further notes that the Company intends to add back the True Value expense in determining applicable performance measures for purposes of performance-based compensation. The Company does not believe the True Value bankruptcy will have a material negative impact on our future net sales. True Value was sold to another large customer of the Company that continues to make purchases from the Company following the bankruptcy filing. True Value adjustment is specifically intended to assist investors in comparing the Company’s operating results across periods. Due to its extraordinary nature, the Company believes the True Value adjustment is appropriate.

Form 10-K for the Fiscal Year Ended December 30, 2023
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 28

2. We note your response to prior comment 1 and understand that Adjusted EBITDA excludes $14.4 million of litigation expenses, incurred in 2022, consisting of amounts paid to outside legal counsel and other vendors in connection with your defense in the litigation with Hy-Ko. As these litigation expenses appear to represent normal, recurring cash operating expenses necessary to operate your business, please remove this component of your non-GAAP adjustment from future filings. Refer to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the excluded litigation expenses are related to an outside-the-ordinary-course litigation matter, rather than representing normal, recurring cash operating expenses necessary to operate the Company’s business. Like the settlement payment related to the patent infringement litigation with Hy-Ko Products Company LLC (the “Hy-Ko litigation”) that the Company is excluding from Adjusted EBITDA, the excluded litigation expenses, although incurred over a multi-year period, were directly and solely related to the Hy-Ko litigation, an extraordinary litigation matter for the Company. Pursuant to the Company’s internal policy, management reviewed a variety of factors, as described in more detail below, and determined that the expenses directly related to the Hy-Ko litigation do not constitute normal, recurring cash operating expenses necessary to operate the Company’s business. Accordingly, the Company believes it to be proper to add back such expenses when calculating Adjusted EBITDA as such expenses are not indicative of the Company’s overall operating performance.

The Company notes that legal expenses that are determined to be normal, recurring expenses necessary to operate its business are not excluded when calculating Adjusted EBITDA. For example, the Company incurs in the ordinary course of business litigation expenses in a variety of matters other than the Hy-Ko litigation, and these expenses are deemed normal, recurring operating expenses and are not excluded when calculating Adjusted EBITDA (meaning not included within the “litigation expense” adjustment). Unless the facts and circumstances with respect to a particular matter indicate otherwise, litigation expenses that the Company generally considers to be within the ordinary course of its business.

Under the Company’s internal policy, the Company considers the following factors with respect to legal expenses when determining whether the expenses are not normal, recurring operating expenses and therefore appropriate adjustments when arriving at its non-GAAP measure, Adjusted EBITDA:

•Frequency of similar cases;
•Complexity of the case;
•Nature of the remedy(ies) sought, including size of any monetary damages sought;
•Offensive versus defensive posture of the Company; and
•Counterparty involved.

The Company reviews its litigation expenses periodically to ensure the nature of the costs being excluded from Adjusted EBITDA continue to be outside the ordinary course of business.

In determining whether expenses directly related to the Hy-Ko litigation do not constitute normal, recurring, cash operating expenses necessary to operate the Company’s business, the Company considered the following factors:

•While the related costs have been incurred over an extended period of time, they represent a single, discrete matter specific to the Hy-Ko litigation that is affecting a multi-year period and is distinct from the litigation, including intellectual property litigation, that arises in the ordinary course of business for the Company.
•The Company additionally believes the Hy-Ko litigation adjustment is helpful to investors because it improves the comparability of the Company’s operating performance across periods. The Company’s operating results for subsequent periods could appear misleading when compared to the periods impacted by the Hy-Ko litigation as a result of the unusual, out-of-the-ordinary impact of the litigation and related settlement. The 2022 charge for Hy-Ko litigation adjustment was approximately 7% of the Company’s Adjusted EBITDA and was approximately 19% of the Adjusted EBITDA for our Robotics and Digital Solutions operating segment. Accordingly, the Hy-Ko litigation adjustment is intended to improve comparability for investors across the relevant periods.
•The Company further notes that we added back Hy-Ko litigation expense in our calculation of Adjusted EBITDA for determining applicable performance measures for purposes of performance-based compensation in the impacted period.

In the periods where the Hy-Ko litigation expenses are excluded from Adjusted EBITDA, these expenses were also excluded by management for purposes of its operating decision making and to measure the operational strength and performance of the Company’s businesses. As indicated in the Company’s previous response, management uses Adjusted EBITDA as the primary basis to measure the operational performance of the Company’s businesses, as well as to assist in the evaluation of underlying trends in the Company’s businesses.

For each of these reasons, the Company believes that the adjustment with respect to the expenses related to the Hy-Ko litigation does not cause Adjusted EBITDA to be misleading or inconsistent with the guidance in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial

Measures. Therefore, the Company believes that presenting Adjusted EBITDA including adjustments for these expenses provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of its business.

* * * *

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900.

Sincerely,

/s/ Robert O. Kraft
Robert O. Kraft
Chief Financial Officer
Hillman Solutions Corp.

cc: Deloitte & Touche LLP
Jurgita Ashley, Thompson Hine LLP (Jurgita.Ashley@ThompsonHine.com)